Steven M. Skolnick Partner 1251 Avenue of the Americas New York, NY 10020 T 973 597 2476 F 973 597 2477 sskolnick@lowenstein.com

September 27, 2017
Russell Mancuso
Branch Chief
Office of Electronics and Machinery
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:    Roka BioScience, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 29, 2017
File No. 001-36538
Dear Mr. Mancuso:
On behalf of Roka BioScience, Inc. (the “Company”), we are hereby responding to the letter, dated September 25, 2017 (the “Comment Letter”), from Russell Mancuso, Branch Chief of the staff (the “Staff”), of the Securities and Exchange Commission (the “Commission”), regarding the Company’s preliminary proxy statement on Schedule 14A filed on August 29, 2017 (the “Preliminary Proxy Statement”). In response to the Comment Letter, the Company is filing a revised Preliminary Proxy Statement with the Commission (the “Revised Preliminary Proxy Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Preliminary Proxy Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Revised Preliminary Proxy Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Interests of Certain Persons in the Asset Sale, page 25

1.	Clarify the interests of each person specified in Schedule 14A Item 5(a). For example, disclose the amount of each person's severance benefits.
In response to the Staff’s comment, the Revised Preliminary Proxy Statement includes a     table detailing the severance benefits payable to each of the Company’s officers.

Incorporation by Reference, page 55

2.	Show us how you determined that you are eligible to incorporate the disclosure by reference.

In response to the Staff’s comment, the Company acknowledges that the Company is not     eligible to incorporate by reference.  However, after further review, the Company does     not believe it needs to incorporate by reference the Company’s periodic reports into the proxy statement.  Since only the security holders of the seller are voting on the asset sale, in accordance with Instruction 2(b) to Item 14 of Schedule 14A, the Company is not required to provide the financial information for the Company required by paragraphs (b)(8)-(11) of Item 14.  In addition, pursuant to the same instruction, the Company is not required to provide the information for the Company set forth in paragraph (c)(2) of Item 14.  However, the Company notes that the guidance provided in Section 1140.6 of the Division of Corporation Finance Financial Reporting Manual indicates that the Company should include the audited financial statements for the most recent two fiscal years plus unaudited interim periods.  Accordingly, the Company has included in the body of the Revised Preliminary Proxy Statement its audited financial statements for the years ended December 31, 2016 and 2015 and the unaudited interim period financial statements for the periods ended June 30, 2017 and 2016.

Any questions regarding the contents of this letter or the Revised Preliminary Proxy Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick